

April 10, 2014

<u>Via E-Mail</u>
Mr. Wayne A. Doss
President and Chief Executive Officer
Innocent, Inc.
3280 Suntree Blvd.
Suite 105
Melbourne, FL 32940

> **Re:** **Innocent, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 13, 2014**
> **Item 4.01 Form 8-K/A**
> **Filed March 14, 2014**
> **Response Dated March 12, 2014**
> **Filed March 14, 2014**
> **Item 4.01 Form 8-K/A**
> **Filed April 8, 2014**
> **File No. 333-150061**

Dear Mr. Doss:

We have reviewed your amended Form 8-K filed April 8, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Form 8-K/A Filed April 8, 2014</u>

1. Please note that you must respond in writing to the comments in our letters dated February 14, 2014, March 19, 2014 and in this letter. Merely filing an amendment to your Form 8-K is not an adequate response. Please submit your written response(s) as correspondence on EDGAR as required by Rule 101 of Regulation S-T. As previously

requested, in connection with responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at 202-551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief